Exhibit 99.11

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 963 168 812.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Total Energy Ventures Invests in France’s Avenisense

Paris, February 2, 2015 - Total Energy Ventures, the corporate venture capital arm of French energy company Total, is investing in Avenisense, a French company specialized in embedded fluid property sensors.

Founded in 2010 and based in southeastern France, Avenisense develops and manufactures embedded sensors that enhance industrial process safety and efficiency and reduce maintenance costs for engines and turbines. The suite of products marketed by Avenisense is used to measure liquid density and viscosity, gas density, fluid humidity and oil quality.

The company targets the laboratory analyzer and online process markets, as well as certain end users in the petrochemical, energy and transportation industries. Embedded in analyzers, pipes, tank trucks, and engines and turbines, Avenisense’s sensors monitor changes in critical fluid properties, thereby enhancing process performance, ensuring quality fuel distribution and preventing engine and turbine failures.

“Through our established partnerships with this start-up, we have been able to see for ourselves how robust Avenisense’s technology is and have identified applications in our Refining & Chemicals, Marketing & Services and Exploration & Production segments,” comments Jean-François Minster, Senior Vice President, Scientific Development at Total. “That’s why we are supporting Avenisense’s growth.”

About Total Energy Ventures

Total Energy Ventures is the corporate venture capital arm of French energy company Total. Its investments support the development of companies with innovative technologies and business models in areas such as renewable and alternative energies, oil and gas, energy efficiency, energy storage, waste recycling and recovery, greenhouse gas reduction, industrial water treatment and sustainable transportation.

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About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com